February 11, 2021
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Phunware, Inc.
Registration Statement on Form S-3
File No. 333-252694
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective at 3:00 p.m. Eastern Time on February 11, 2021, or as soon thereafter as is practicable.
Please contact Alex R. Allemann with Winstead PC at (512) 370-2804 once the Registration Statement is declared effective.
PHUNWARE, INC.
By:    /s/ Alan S. Knitowski
Alan S. Knitowski
Chief Executive Officer